As filed with the Securities and Exchange Commission on September 21, 2004

Registration No.  333-118760

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

___________

__________

PRE-EFFECTIVE AMENDMENT NO.1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Of

CPFL ENERGIA S.A.

 (Exact name of issuer of deposited securities as specified in its charter)
CPFL ENERGY INCORPORATED
(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, NY  10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Pre-Effective Amendment No. 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15, 18 and 21
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 18, 19 and 21
3. Fees and Charges	Articles number 2, 3, 7, 8 and 21

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2004, among CPFL Energia S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Previously filed.

b.

Letter agreement among CPFL Energia S.A. and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings.

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 20, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares of CPFL Energia S.A.

By:

The Bank of New York,
 As Depositary

By:  /s/ Hernan F. Rodriguez

Name: Hernan F. Rodriguez

Title:  Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, CPFL Energia S.A. has caused this Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Campinas, Brazil on the 20th day of September, 2004.

CPFL Energia S.A.

By: /s/ Wilson P. Ferreira Jr.
Name: Wilson P. Ferreira Jr.

Title: Diretor-Presidente

By:  /s/ José Antonio De A. Filippo
Name: José Antonio De A. Filippo

Title: Diretor Vice-Presidente Financeiro

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on September 20,  2004.

NAME

TITLE

__________*_______

President and Chief Executive Officer

Wilson Ferreira Junior

(principal executive officer)

__________*________

Chairman of the Board of Directors

Carlos Ermírio de Moraes

__________*________

Director

Joílson Rodrigues Ferreira

__________*________

Director

Aloísio Macário Ferreira de Souza

__________*________

Director

Carlos Alberto Cardoso Moreira

__________*________

Director

Cid Alvim Lopes de Resende

__________*________

Director

Deli Soares Pereira

__________*________

Director

Francisco Caprino Neto

__________*________

Director

Luiz Maurício Leuzinger

__________*________

Director

Mário da Silveira Teixeira Júnior

__________*________

Director

Otávio Carneiro de Rezende

__________*________

Director

Rosa Maria Said

__________*________

Director

Susana Hanna Stiphan Jabra

__________*________

Chief Financial Officer and Vice President, Finance

José Antonio de Almeida Filippo

(principal financial officer)

__________*________

Principal Accounting Officer

Antônio Carlos Bassalo

__________*________

Authorized Representative in the United States

 Donald J. Puglisi

* By: /s/ Wilson P. Ferreira Junior

     Name: Wilson P. Ferreira Junior

     As Attorney-in-fact for each of the

persons indicated

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1	Previously filed.
2	Letter agreement among CPFL Energia S.A. and The Bank of New York relating to pre-release activities
4	Previously filed.